FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 10, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, January 10, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that at the meeting held on January 9, 2007, Petrobras Energía S.A.´s  Board of Directors unanimously approved the following item:

APPOINTMENT OF NEW DIRECTOR OF REFINING AND PETROCHEMICALS

Carlos Alberto de Meira Fontes was appointed Chief Executive Officer of Petrobras Energía S.A. by this Board of Director at the meeting held on December 1, 2006, and started to hold such position on January 1, 2007, on which date he ceased to serve as Director of the Company’s Refining and Petrochemicals Division. For such reason, the Chairman proposed the Board of Directors to appoint Adalberto Santiago Barbalho to serve as Director of Refining and Petrochemicals, as from February 1, 2007. The new Director will be directly subordinated to the Board of Directors under the terms of Section 270 of the Business Associations Law, being liable to the Company and third parties for the performance of his duties. Adalberto Santiago Barbalho is 55 years old, graduated as Chemical Engineer from Rio de Janeiro Federal University (Brazil) and as Civil Engineer from Campinas Pontifical Catholic University (Brazil) and holds a Master’s Degree in Quality from Campinas State University (Brazil). He joined Petrobras in 1975 and has served as General Manager of Petrobras Bolivia Refinación since 2003. He also held several managerial positions at Paulinia Refinery (Brazil).

The motion was submitted to the consideration of the meeting and was unanimously approved by those present.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 10/01//2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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